                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            FLAGSTAR COMPANIES, INC.
                            ------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                  873098 10 7
                                  -----------
                                 (CUSIP Number)


     Paul Raether                              with a copy to:
     TW Associates, L.P., KKR Associates,      Randall C. Bassett, Esq.
      KKR Partners II, L.P.,                   Latham & Watkins
      C D Associates, L.P. and                 633 West Fifth Street, Suite 4000
      C D GP, LLC                              Los Angeles, California  90071
     c/o Kohlberg, Kravis Roberts & Co.        (213) 485-1234
     9 West 57th Street
     New York, New York 10019
     (212) 750-8300

                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1996
                   ----------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 873098 10 7                                    PAGE 2 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TW ASSOCIATES, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            34,848,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             34,848,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,848,333

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 873098 10 7                                    PAGE 3 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KKR PARTNERS II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            151,666

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             151,666

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      151,666

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 873098 10 7                                    PAGE 4 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KKR ASSOCIATES

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEW YORK

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          34,999,999
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          34,999,999
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,999,999

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 873098 10 7                                    PAGE 5 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C D ASSOCIATES, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,035,840

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,035,840

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,035,840

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 873098 10 7                                    PAGE 6 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C D GP, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,035,840
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,035,840
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,035,840

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                               [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D dated November 16, 1992 filed by TW Associates, L.P., KKR Partners II, L.P. and KKR Associates (the "Schedule 13D"), relating to the Common Stock, par value $.50 per share (the "Common Stock"), of Flagstar Companies, Inc., a Delaware corporation and formerly known as TW Holdings, Inc. (the "Company"). This Amendment No. 1 is the first amendment to the Schedule 13D to be filed in EDGAR format. The Company's five-for-one reverse stock split occurred in June 1993.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 to Schedule 13D is hereby amended and restated in full to read in its entirety as follows:

          (a) - (c) This statement is being filed jointly by (i) TW Associates, L.P., a Delaware limited partnership ("Associates"), (ii) KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners II"), (iii) KKR Associates, a New York limited partnership ("KKR Associates"), (iv) C D Associates, L.P., a Delaware limited partnership ("CD Associates") and (v) C D GP, L.L.C., a Delaware limited liability company ("CDGP"). KKR Associates is the sole general partner of Associates and KKR Partners II. CDGP is the sole general partner of CD Associates. Associates, KKR Partners II, KKR Associates, CD Associates and CDGP are hereinafter collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 1 is attached as Exhibit 1 hereto.

               Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott M. Stuart are the general partners of KKR Associates. Messrs. Kravis and Roberts are the managing members of CDGP. The other members of CDGP are Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart. The principal occupation or employment of each of Messrs. Kravis and Roberts is as a managing member of KKR & Co. L.L.C. ("KKR & Co."), which is the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), a private investment firm. The addresses of KKR & Co. and KKR are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The principal occupation or employment of each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly is as a member of KKR & Co.

               The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, Suite 4200, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, Suite 4200, New York, New York, 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

          The principal businesses of Associates, KKR Partners II and KKR Associates is investing, directly or indirectly through partnerships or other entities, in the Company and other issuers. The principal businesses of CD Associates and CDGP is investing in securities of the Company and, potentially, other issuers.

          (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraphs (a) - (c) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 to Schedule 13D is hereby amended to include the following:

          The source of the $151,792 to be used for CD Associates' purchase (as described in Item 4 below) of Common Stock was capital contributions by CDGP and the limited partners of CD Associates.

          Pursuant to a Warrant Agreement dated November 16, 1992, the Warrants to purchase 14,935,000 and 65,000 shares of Common Stock issued to Associates and KKR Partners II, respectively, on November 16, 1992 became exercisable on March 31, 1995. Each warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $17.50, subject to adjustment.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of Schedule 13D is hereby amended to include the following:

          CD Associates acquired the 3,035,840 shares of Common Stock for investment purposes pursuant to a Stock Purchase Agreement dated as of December 31, 1996 (the "CD Purchase Agreement"), among CD Associates and DLJ Capital Corporation. A copy of the CD Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

          Paragraphs 4 and 5 of Item 4 of Schedule 13D are hereby amended to read in their entirety as follows:

          The Reporting Persons intend to review their investments in the Company on a continuing basis and, depending upon price and availability, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investments in the Company.

          Except as described herein and in Item 6 below, neither the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in
Item 2, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          Paragraph (a) of Item 5 of Schedule 13D is hereby amended to include the following:

          Each of Associates and KKR Partners II owns 34,848,333 and 151,666 shares of Common Stock, respectively, which constitutes approximately 61.0% and 0.3%, respectively, of the 42,434,669 outstanding shares of Common Stock as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

          CD Associates owns 3,035,840 shares of Common Stock (the "CD Stock"). The CD Stock constitutes approximately 7.1% of the 42,434,669 outstanding shares of Common Stock as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

          Paragraph (b) of Item 5 of Schedule 13D is hereby amended to include the following:

          CD Associates, acting through its sole general partner, CDGP has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the CD Stock. As a result CDGP may be deemed to beneficially own the shares of Common Stock directly owned by CD Associates. Each of Messrs. Kravis and Roberts, as a managing member of CDGP, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart, as the other members of CDGP, may be deemed to beneficially own the shares of Common Stock beneficially owned by CDGP, but disclaim any such ownership.

          The Reporting Persons may be deemed to be a group in relation to their respective investments in the Company. The Reporting Persons do not affirm the existence of a group.

          Paragraph (c) of Item 5 of Schedule 13D is hereby amended to include the following:

          Except as stated in Amendment No. 1, there have not been any transactions in the shares of Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Amendment No. 1.

          Paragraph (d) of Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

          Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock and Warrants owned by Associates, KKR Partners II and CD Associates, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Item 6 of Schedule 13D is hereby amended to include the following:

               Pursuant to Amendment No. 3 to the New Stockholders' Agreement, the parties thereto entered into the amendment to terminate the New Stockholders' Agreement as to GTO, as more particularly set forth therein and incorporated by reference herein.

          CD PURCHASE AGREEMENT
          ---------------------
               The CD Purchase Agreement sets forth CD Associates' agreement to purchase 3,035,840 shares of Common Stock at a purchase price of $.05 in cash per share. A copy of the CD Purchase Agreement is filed as
          Exhibit 2 hereto and is incorporated by reference herein.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.   Joint Filing Agreement dated as of January 2, 1997.

          2. Purchase Agreement dated as of December 31, 1996, among C D Associates, L.P. and DLJ Capital Corporation.

          3.   Schedule 13D dated November 16, 1992.

          4. Amendment No. 2 to New Stockholders' Agreement (incorporated by reference herein to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 of the Company).

          5. Amendment No. 3 to New Stockholders' Agreement (incorporated by reference herein to Exhibit 10.6 to the 1994 Form 10-K of the Company).

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                 TW ASSOCIATES, L.P.

                                 By:    KKR Associates
                                        General Partner


                                 By:    /s/ Paul E. Raether
                                        -----------------------------------
                                 Name:  Paul E. Raether
                                 Title: General Partner


                                 KKR PARTNERS II, L.P.

                                 By:    KKR Associates
                                        General Partner


                                 By:    /s/ Paul E. Raether
                                        -----------------------------------
                                 Name:  Paul E. Raether
                                 Title: General Partner


                                 KKR ASSOCIATES


                                 By:    /s/ Paul E. Raether
                                        -----------------------------------
                                 Name:  Paul E. Raether
                                 Title: General Partner


                                 C D ASSOCIATES, L.P.

                                 By:    C D GP, LLC
                                        General Partner


                                 By:    /s/ Paul E. Raether
                                        -----------------------------------
                                 Name:  Paul E. Raether
                                 Title: Member


                                 C D GP, LLC


                                 By:    /s/ Paul E. Raether
                                        -----------------------------------
                                 Name:  Paul E. Raether
                                 Title: Member

Dated:  January 2, 1997

                                  EXHIBIT LIST



1.   Joint Filing Agreement dated as of January 2, 1997.

2. Purchase Agreement dated as of December 31, 1996, among C D Associates, L.P. and DLJ Capital Corporation.

3.   Schedule 13D dated November 16, 1992.

4. Amendment No. 2 to New Stockholders' Agreement (incorporated by reference herein to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 of the Company).

5. Amendment No. 3 to New Stockholders' Agreement (incorporated by reference herein to Exhibit 10.6 to the 1994 Form 10-K of the Company).